EXHIBIT 4.14

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

THIS AGREEMENT is made effective the 27th day of April, 2010 (the “Effective Date”)

BETWEEN:
CROSSHAIR EXPLORATION & MINING CORP., a corporation existing under the laws of British Columbia, having its head office at Suite 1240-1140 West Pender Street, Vancouver, British Columbia, V6E 4G1

(“Crosshair”)

AND:
UNIVERSAL URANIUM LTD. a corporation existing under the laws of British Columbia, having its head office at Suite 600 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5

(“UUL”)

WHEREAS:

A.
Crosshair and UUL entered into certain agreements pursuant to which Crosshair: (i) acquired all of UUL’s interest in a project in the Central Mineral Belt of Labrador; and (ii) purchased securities of UUL by way of private placement (collectively, the “Transaction”);

B.	The Transaction included the following terms and conditions:

i.	Crosshair acquired UUL’s 60% interest in 4,741 claims in the Labrador Central Mineral Belt and certain assets and inventory (the “Acquisition”);

ii.	Crosshair paid UUL CDN $500,000 and issued to UUL 10,000,000 Crosshair common shares and 7,500,000 Crosshair warrants; and

iii.	Crosshair also purchased, by way of private placement, 2,222,222 units of UUL at a price of CDN $0.45 per unit (consisting of one common share of UUL and one share purchase warrant);

C.	The Parties are involved in legal proceedings in the British Columbia Supreme Court, Vancouver Registry Action No. S-093094 (the “Action”) which involves a claim

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brought by Crosshair (the “Claim”) and a counterclaim brought by UUL (the “Counterclaim”) arising out of the Transaction;

D.	UUL denies any wrongdoing in regards to the allegations raised in the Claim, and Crosshair denies any wrongdoing in regards to the allegations raised in the Counterclaim;

E.	As of the Effective Date, Crosshair holds 2,222,222 UUL shares and 2,222,222 UUL warrants and UUL holds 4,436,000 Crosshair shares and 7,500,000 Crosshair warrants; and

F.	Crosshair and UUL have agreed to resolve their disputes and the matters raised in the Action, including the Claim and Counterclaim, on the terms and conditions set out in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and subject to and on the terms and conditions herein set forth, the Parties agree as follows:

1.
Crosshair shall enter into the voting trust agreement attached hereto as Schedule “A” pursuant to which Crosshair will, for a period of thirty-six (36) months from the Effective Date, either abstain from voting its shares in UUL or vote its shares in favour of management’s proposals;

2.	For a period of twelve (12) months from the Effective Date, both Crosshair and UUL shall report to the other in writing within five (5) days of the first of each month disclosing:

a)	The number of shares each holds in the other; and

b)	The number of shares each has purchased or sold in the other in the preceding month;

3.
Without limiting any other right of Crosshair, the voting trust identified in paragraph 1 of this Agreement shall become null and void where: (a) UUL has breached its obligations as set out in paragraph 2 of this Agreement; (b) Crosshair has provided to UUL written notice of the breach by UUL (the “Notice”); and (c) five (5) calendar days have lapsed since delivery of the Notice.  The Parties agree that delivery of the Notice by fax to 604.662.3904 shall constitute good and sufficient delivery;

4.
Crosshair and UUL will instruct their respective solicitors to execute and caused to be filed a Consent Dismissal Order, on a without costs basis, dismissing the Action, including the Claim and the Counterclaim;

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5.
Except as provided for in this Agreement, Crosshair does hereby remise, release and forever discharge UUL and, as applicable, UUL’s agents, successors, subsidiaries, controlled entities, directors, officers, administrators, executors, heirs and assigns of and from any and all actions, causes of action, suits, debts, dues, accounts, costs, legal costs, contracts, claims and demands of every nature or kind which Crosshair, and, as applicable, Crosshair’s agents, successors, subsidiaries, controlled entities, directors, officers, administrators, executors, heirs and assigns now and at any time hereafter can, shall or may have, against UUL in any way arising or resulting from any cause, matter, or anything whatsoever existing as to the present time with respect to the Action;

6.
Except as provided for in this Agreement, UUL does hereby remise, release and forever discharge Crosshair and, as applicable, Crosshair’s agents, successors, subsidiaries, controlled entities, directors, officers, administrators, executors, heirs and assigns of and from any and all actions, causes of action, suits, debts, dues, accounts, costs, legal costs, contracts, claims and demands of every nature or kind which UUL, and, as applicable, UUL’s agents, successors, subsidiaries, controlled entities, directors, officers, administrators, executors, heirs and assigns now and at any time hereafter can, shall or may have, against Crosshair in any way arising or resulting from any cause, matter, or anything whatsoever existing as to the present time with respect to the Action;

7.
This Agreement shall bind as applicable the Parties’ subsidiaries, controlled entities, directors, officers, partners, shareholders, employees, agents, successors, administrators, executors, heirs and assigns, and the Parties shall not by entering this Agreement or otherwise, be deemed to have admitted any liability to each other in respect of any claim which they presently have or hereafter can, shall or may have and any such liability by the Parties is in fact expressly denied;

8.	The Parties hereby agree not to make any claim or take any proceedings against any other person or corporation who might claim contribution or indemnity from the other Party in relation to the Action;

9.
The Parties acknowledge that this settlement will be a material change as defined in the Securities Act (B.C.) and each of Crosshair and UUL will be obligated to file a press release and material change report related thereto.  The Parties hereby agree that except as set out in such press releases and material change reports, they will not disclose the terms of this Agreement except in the necessary conduct of their businesses or unless required to do so by law; and

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10.
This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed these presents as of the day and year first above written.

SIGNED BY CROSSHAIR EXPLORATION & MINING CORP. BY ITS AUTHORIZED SIGNATORY

Per:
" Sheila Paine”
Name:	Sheila Paine
Title:	Corporate Secretary

SIGNED BY UNIVERSAL URANIUM LTD. BY ITS AUTHORIZED SIGNATORY

Per:
“Ron Atlas”
Name:	Ron Atlas
Title:	President

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